(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Third Quarter 2019 Results

•	Q3 2019 sales of $740 million, down 2%, GAAP diluted EPS of $0.51 and adjusted diluted EPS[1] of $0.53 down 7% over prior year quarter

•	Company announces move of textile and sewing production from Mexico to Central America and the Caribbean Basin, and evaluating full phase-out of direct ship-to-the piece imprintables business

Montreal, Thursday, October 31, 2019 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the third quarter ended September 29, 2019 in line with the preliminary results published on October 17, 2019.

Sales of $740 million in the quarter were down 2% compared to the prior year quarter mainly due to weak sales of activewear in the imprintables channel both in North America and internationally, combined with lower sock sales, including the exit of sock programs in mass, which largely offset strong sales of activewear to global lifestyle brands in the retail channel. The sales decline together with higher manufacturing costs, including anticipated higher raw material and other input costs, partially offset by lower selling, general and administrative expenses (SG&A), led to lower earnings for the quarter. GAAP diluted EPS totaled $0.51 and adjusted diluted EPS totaled $0.53 for the three months ended September 29, 2019, both down 7% over the prior year quarter.

While weaker imprintables order flow in North America and ongoing softness in international imprintables markets is currently dampening sales and earnings growth in 2019, we do not believe this reflects a structural change to our business as a leading supplier of basic replenishment apparel driven by our large scale, low-cost vertically-integrated manufacturing system. Further, our sales to retailers remains largely on track, particularly as we continue to leverage our position as a preferred supplier of private brands. We continue to remain focused on the execution of our supply chain initiatives aimed at driving increased operational efficiency across our manufacturing base and continue to expect benefits from these initiatives to materialize, translating to gross margin expansion as we move into 2020. As part of these initiatives, at the end of October, we decided to move forward with plans for the closure of our textile and sewing operations in Mexico and the relocation of the equipment at these facilities to our operations in Central America and the Caribbean Basin. We are also evaluating additional opportunities to reduce costs and enhance the execution of our growth drivers, including reducing complexity in certain areas of our business. In this regard, we are currently assessing fully phasing out of our direct ship-to-the-piece imprintables business. This would allow us to continue to focus on our distributor business, simplify our product offering, and reduce costs. Finally, we are pleased with the progress of our cost containment efforts related to SG&A infrastructure and continue to expect to deliver lower SG&A as a percentage of sales in 2019.

Q3 2019 operating results
Sales for the third quarter totaled $739.7 million, down 1.9% compared to the prior year quarter. Lower sales reflected activewear sales of $619.2 million, up 1.1% compared to the third quarter of 2018, offset by a 15.1% decline in the hosiery and underwear category where we generated $120.5 million in overall sales. The decline in overall sales in the quarter reflected lower unit sales volumes, partly offset by favourable product-mix and slightly higher net selling prices. The slight increase in activewear sales was primarily driven by double digit growth in sales of activewear to global lifestyle brands, as well as higher fleece and fashion basics sales in North America, partly offset by lower sales of imprintable basics in North America and international markets.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Lower sales in the North American imprintables channel reflected an overall decline in point of sales from distributors to screenprinters in the high-single-digit range. While the Company was projecting an improvement in demand in international markets from the first half of the year, demand softness in Europe and China extended through the third quarter. The sales decline in the hosiery and underwear category was mainly due to lower sock sales in mass and other channels, including the exit of a sock program in the dollar channel, as well as the impact of weaker industry demand in this category.

Gross margin of 27.4% in the third quarter of 2019 was down from 29.0% in the third quarter last year. The 160-basis point decline reflected higher manufacturing costs, including anticipated increases in raw material costs, inflationary pressure on other input costs, as well as unfavourable foreign exchange. These factors more than offset the benefit of more favourable product-mix and slightly higher net selling prices.

SG&A expenses for the third quarter of 2019 of $79.0 million, were down $9.1 million, compared to SG&A expenses of $88.1 million in the same quarter of 2018. As a percentage of sales, SG&A expenses were 10.7%, reflecting an improvement of 100 basis points over the same period last year.

The Company incurred $4.4 million of restructuring and acquisition-related costs in the third quarter, compared to $3.1 million in the same period last year. Restructuring and acquisition-related costs in the third quarter of 2019 related primarily to previously announced manufacturing optimization initiatives, including consolidation of textile, hosiery, sewing, and yarn operations, as well as warehouse consolidation and sales and marketing initiatives.

Operating income for the third quarter of 2019 totaled $117.9 million, down from $127.6 million in the third quarter of 2018. After excluding restructuring and acquisition-related costs in both years, adjusted operating income1 for the three months ended September 29, 2019 amounted to $122.3 million, down $8.4 million, or 6.4% lower than the same period last year. As a percentage of sales, adjusted operating income for the third quarter of 16.5%, was down 80 basis points from adjusted operating margin1 of 17.3% in the third quarter of 2018. The decline was mainly due to the gross margin pressure in the quarter, offset in part by SG&A reduction.

Net earnings for the three months ended September 29, 2019 amounted to $104.9 million, or $0.51 per share on a diluted basis, compared with net earnings of $114.3 million, or $0.55 per share on a diluted basis, for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs in both years, the Company reported adjusted net earnings1 of $108.4 million, or $0.53 per share on a diluted basis, in the third quarter of 2019, down from $118.1 million, or $0.57 per share on a diluted basis, in the third quarter of 2018. The 7.0% decline in adjusted diluted EPS was mainly due to the decline in sales and adjusted operating margin.

The Company generated $87.3 million of free cash flow1 in the third quarter of 2019, compared to free cash flow of $118.4 million in the third quarter last year. The decline was mainly due to higher working capital requirements. During the third quarter of 2019, capital expenditures were $40.2 million primarily for expenditures related to manufacturing capacity expansion initiatives. The Company ended the third quarter of 2019 with net debt1 of $933.6 million and a net debt leverage ratio1 of 1.7 times net debt to trailing twelve months adjusted EBITDA1, in line with the Company's target leverage range.

Year-to-date operating results
Net sales for the nine months ended September 29, 2019 of $2,165.2 million were flat compared to the same period last year, as an increase of $26.2 million, or 1.5% in activewear sales offset a 6.5% decline in the hosiery and underwear category. The growth in activewear where we generated sales of $1,778.3 million was mainly due to favourable product-mix, driven primarily by higher fleece sales, as well as higher net selling prices, partly offset by the impact of lower unit sales volumes in imprintable basics. The decline in the hosiery and underwear sales category was mainly due to lower unit sales of socks, including the impact of our exit of a sock program in the dollar channel, partly offset by double-digit growth in underwear sales.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Gross margin of 27.1% for the first nine months of 2019 was down 110 basis points compared to the same period last year due mainly to higher manufacturing costs, including higher raw material costs and inflationary pressures on other input costs, as well as unfavourable foreign exchange, which more than offset the benefit of higher net selling prices and more favourable product-mix. SG&A expenses of $264.0 million for the nine months ended September 29, 2019 declined $9.0 million, or 3.3%, compared to the same period last year, improving 40 basis points as a percentage of sales to 12.2%, driven by the Company's focus on SG&A cost containment.

Operating income for the first nine months of 2019 totaled $264.7 million, or 12.2% of sales, down from $325.0 million, or 15.0% of sales, for the same period last year. The decline was primarily attributable to lower gross margin, an impairment of trade accounts receivable related to a distributor receivership in the first quarter of 2019, which negatively impacted operating income by more than 100 basis points, as well as higher restructuring and acquisition-related costs associated with the Company's manufacturing and warehouse consolidation initiatives. Excluding the impact of restructuring and acquisition-related costs, adjusted operating income for the nine months ended September 29, 2019 totaled $296.0 million, or 13.7% of sales, compared to $337.5 million, or 15.6% of sales for the same period last year.

Net earnings for the nine months ended September 29, 2019 amounted to $227.3 million, or $1.11 per share on a diluted basis, compared with net earnings of $291.2 million, or $1.37 per share on a diluted basis, for the same period last year. Excluding the impact of after-tax restructuring and acquisition-related costs in both years, the Company reported adjusted net earnings of $256.2 million, or $1.25 per share on a diluted basis, for the nine months ended September 29, 2019, down from $304.2 million, or $1.43 per share on a diluted basis for the first nine months of 2018. The decrease in GAAP diluted EPS and adjusted diluted EPS was mainly due to the decline in operating and adjusted operating margin.

Outlook
Given the sales weakness for imprintables both in North America and internationally in the third quarter, which we continue to see in the fourth quarter, combined with the expected impact of lower than previously projected year-end distributor inventory levels, the Company is projecting full year 2019 sales to be down low-single-digits compared to 2018. This sales guidance reflects projected activewear sales to be down low-single-digits due primarily to the downturn in imprintables sales in North America and internationally. For the hosiery and underwear category, given current overall industry demand in socks and underwear, we are incorporating more cautious assumptions in this guidance for the fourth quarter and we are now projecting sales in this category to be flat to down low-single-digits versus our prior mid-single-digit growth projection. While gross margin for the full year of 2019 is now projected to be below the 2018 level, we continue to project gross margin expansion as we move into 2020. In addition, we continue to project an improvement in SG&A expenses as a percentage of sales over 2018. We now expect estimated after-tax restructuring and acquisition-related costs for 2019 of approximately $45 million compared to our previous projection of approximately $30 million. The increase reflects estimated costs related to the decision we made at the end of October to relocate our Mexican operations to Central America and the Caribbean Basin. Adjusted operating margin for 2019 is expected to be lower than 2018, GAAP diluted EPS for 2019 is now projected to be $1.43 to $1.48 compared to its previous estimate of $1.50 to $1.55, and adjusted diluted EPS is expected to be in the range of $1.65 to $1.70. Adjusted EBITDA1 for the full year is projected to be in the range of $545 to $555 million and free cash flow for 2019 is expected to be $200 to $250 million. Finally, the Company’s 2019 guidance does not include potential additional GAAP charges that could range between $35 to $45 million in the fourth quarter, in connection with the full phase out of its direct ship-to-the-piece imprintables business that is currently under evaluation. These charges, if incurred, are not expected to be included in adjusted operating income, adjusted EBITDA, and adjusted diluted EPS.

Declaration of quarterly dividend
The Board of Directors has declared a cash dividend of $0.134 per share, payable on December 9, 2019 to shareholders of record on November 14, 2019. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Disclosure of outstanding share data
As at October 25, 2019, there were 203,693,574 common shares issued and outstanding along with 2,255,238 stock options and 103,609 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference call information
Gildan Activewear Inc. will hold a conference call to discuss third quarter 2019 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 1459916#. A replay will be available for 7 days starting at 11:30 AM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2019 available on Gildan's corporate website, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in U.S.$ millions, except per share amounts or otherwise indicated)	Q3 2019	Q3 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
Net sales	739.7	754.4	(1.9)%	2,165.2	2,165.8	0.0%
Gross profit	202.7	218.8	(7.4)%	586.2	610.6	(4.0)%
SG&A expenses	79.0	88.1	(10.3)%	264.0	273.0	(3.3)%
Impairment of trade accounts receivable	1.5	—	n.m.	26.3	0.1	n.m.
Restructuring and acquisition-related costs	4.4	3.1	41.9%	31.3	12.5	n.m.
Operating income	117.9	127.6	(7.6)%	264.7	325.0	(18.6)%
Adjusted operating income(1)	122.3	130.7	(6.4)%	296.0	337.5	(12.3)%
Adjusted EBITDA(1)	162.0	167.4	(3.2)%	419.8	457.6	(8.3)%
Financial expenses	9.9	9.1	8.8%	29.6	22.4	32.1%
Income tax expense	3.1	4.2	(26.2)%	7.8	11.4	(31.6)%
Net earnings	104.9	114.3	(8.2)%	227.3	291.2	(21.9)%
Adjusted net earnings(1)	108.4	118.1	(8.2)%	256.2	304.2	(15.8)%

Basic EPS	0.51	0.55	(7.3)%	1.11	1.37	(19.0)%
Diluted EPS	0.51	0.55	(7.3)%	1.11	1.37	(19.0)%
Adjusted diluted EPS(1)	0.53	0.57	(7.0)%	1.25	1.43	(12.6)%

Gross margin	27.4%	29.0%	(1.6) pp	27.1%	28.2%	(1.1) pp
SG&A expenses as a percentage of sales	10.7%	11.7%	(1.0) pp	12.2%	12.6%	(0.4) pp
Operating margin	15.9%	16.9%	(1.0) pp	12.2%	15.0%	(2.8) pp
Adjusted operating margin(1)	16.5%	17.3%	(0.8) pp	13.7%	15.6%	(1.9) pp

Cash flows from (used in) operating activities	124.3	151.7	(18.1)%	98.6	264.4	n.m.
Capital expenditures	40.2	33.6	19.6%	118.9	99.0	20.1%
Free cash flow(1)	87.3	118.4	(26.3)%	(14.5)	176.5	n.m.
n.m. = not meaningful

As at	Sep 29, 2019	Dec 30, 2018
Inventories	1,046.5	940.0
Trade accounts receivable	527.7	317.2
Net indebtedness(1)	933.6	622.3
Net debt leverage ratio(1)	1.7	1.0
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in U.S.$ millions, or otherwise indicated)	Q3 2019	Q3 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
Activewear	619.2	612.4	1.1%	1,778.3	1,752.1	1.5%
Hosiery and underwear	120.5	142.0	(15.1)%	386.9	413.7	(6.5)%
	739.7	754.4	(1.9)%	2,165.2	2,165.8	0.0%

Net sales were derived from customers located in the following geographic areas:

(in U.S.$ millions, or otherwise indicated)	Q3 2019	Q3 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
United States	632.5	642.6	(1.6)%	1,847.2	1,843.1	0.2%
Canada	27.1	30.4	(10.9)%	80.2	85.9	(6.6)%
International	80.0	81.3	(1.6)%	237.8	236.8	0.4%
	739.6	754.3	(1.9)%	2,165.2	2,165.8	0.0%

Definition and reconciliation of non-GAAP financial measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except for those measures impacted by the initial adoption of IFRS 16, Leases, as discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Net earnings	104.9	114.3	227.3	291.2
Adjustments for:
Restructuring and acquisition-related costs	4.4	3.1	31.3	12.5
Income tax recovery relating to restructuring and acquisition-related actions	(0.9)	(0.3)	(2.4)	(0.5)
Income tax expense related to the revaluation of deferred income tax assets and liabilities due to statutory income tax rate changes (1)	—	1.0	—	1.0
Adjusted net earnings	108.4	118.1	256.2	304.2
Basic EPS	0.51	0.55	1.11	1.37
Diluted EPS	0.51	0.55	1.11	1.37
Adjusted diluted EPS	0.53	0.57	1.25	1.43
(1) The income tax expense related to the impact of statutory income rate changes is primarily related to the impact of U.S. tax reform, reflecting the reduction in the U.S. statutory federal tax rate that took effect in 2018.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, or otherwise indicated)	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Operating income(1)	117.9	127.6	264.7	325.0
Adjustment for:
Restructuring and acquisition-related costs	4.4	3.1	31.3	12.5
Adjusted operating income(1)	122.3	130.7	296.0	337.5

Operating margin	15.9%	16.9%	12.2%	15.0%
Adjusted operating margin	16.5%	17.3%	13.7%	15.6%
(1) Operating income and adjusted operating income for the three and nine months ended September 29, 2019 were positively impacted by $0.7 million and $2.4 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2019. Prior year operating income and adjusted operating income were not impacted.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Net earnings	104.9	114.3	227.3	291.2
Restructuring and acquisition-related costs	4.4	3.1	31.3	12.5
Depreciation and amortization	39.7	36.7	123.8	120.1
Financial expenses, net	9.9	9.1	29.6	22.4
Income tax expense	3.1	4.2	7.8	11.4
Adjusted EBITDA(1)	162.0	167.4	419.8	457.6
(1) Adjusted EBITDA for the three and nine months ended September 29, 2019 was positively impacted by $4.0 million and $12.1 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2019. Prior year adjusted EBITDA was not impacted.

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q3 2019	Q3 2018	YTD 2019	YTD 2018
Cash flows from operating activities	124.3	151.7	98.6	264.4
Cash flows used in investing activities	(37.0)	(33.3)	(114.4)	(88.0)
Adjustment for:
Business acquisitions	—	—	1.3	0.1
Free cash flow(1)	87.3	118.4	(14.5)	176.5
(1) Free cash flow for the three and nine months ended September 29, 2019 increased by $3.5 million and $10.1 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2019. Prior year free cash flow was not impacted.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company. The Company has included lease obligations in total indebtedness and net indebtedness beginning in fiscal 2019, consistent with the adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2019. Comparative periods have not been revised and therefore may not be directly comparable.

(in U.S.$ millions)	Sep 29, 2019	Dec 30, 2018
Long-term debt and total bank indebtedness	907.0	669.0
Lease obligations	82.4	—
Total indebtedness	989.4	669.0
Cash and cash equivalents	(55.8)	(46.7)
Net indebtedness	933.6	622.3

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in U.S.$ millions, or otherwise indicated)	Sep 29, 2019	Dec 30, 2018
Adjusted EBITDA for the trailing twelve months	557.9	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	557.9	595.5
Net indebtedness	933.6	622.3
Net debt leverage ratio(1)	1.7	1.0

(1) The net debt leverage ratio as at September 29, 2019 increased by approximately 0.1 due to the initial adoption of IFRS 16, Leases as described in note 2(d) to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 29, 2019. The prior year net debt leverage ratio was not impacted.

Caution concerning forward-looking statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, capital expenditures, and capacity expansion plans. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the three and nine months ended September 29, 2019 and for the fiscal year ended December 30, 2018 for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third- party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

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exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With approximately 53,000 employees worldwide Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Marketing and Communications (514) 343-8814 ggosselin@gildan.com

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